Exhibit 12

Open Solutions, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Amounts in thousands of dollars)

	2000	2001	2002	2003		2004
Pre-tax income (loss)	$(14,665)	$(9,911)	$(2,865)	$1,543		$17,683

Fixed charges:

Interest expense	—	4	27	154		125

Rent expense – 33%	236	326	357	472		799

Preferred stock accretion	—	—	—	31,500		—

Total fixed charges	$236	$330	$384	$32,126		$924

Pre-tax income (loss), plus total fixed charges less preferred stock accretion	$(14,429)	$(9,581)	$(2,481)	$(2,169)		$18,607

Ratio of earnings to fixed charges	(A )	(A )	(A )	(A	)	20.14

(A)	Due to the registrant’s loss in 2000, 2001, 2002 and 2003, the ratio coverage was less than 1:1. The registrant must generate additional earnings of $14,665, $9,911, $2,865 and $29,957 to achieve a coverage ratio of 1:1 in the years ended December 31, 2000, 2001, 2002 and 2003, respectively.